FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of APRIL, 2005

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated  March 29, 2006            4


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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: April 2, 2006


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FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081

          HEALTHCARE TECHNOLOGIES REPORTS A NET INCOM OF $ 276 THOUSAND
                  FOR THE YEAR 2005 AND $ 22 THOUSAND FOR THE
                             FORTH QUARTER OF 2005.
                             -----------------------

     Petach_Tikva, ISRAEL, March 29, 2006 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced audited results for the year and fourth quarter ended December 31, 2005.

     Revenues for the year ended December 31, 2005 were $12.05 million, compared to $12.13 million for 2004. The Gross profit for 2005 was $4.36 million as compared to $4.20 million for 2004.

     The operating profit for the period increased to $0.16 million as compared to a loss of ($0.55) million for 2004. Net profit for fiscal 2005 was $0.27 million or $0.04 profit per share, as compared to a net loss of ($0.36) million, or ($0.05) loss per share for fiscal 2004.

     Revenues for the fourth quarter of 2005 were $2.93 million, as compared to $3.48 million for the corresponding quarter last year. The decrease is due to the holiday season, which took place during 2005 in Q4 as opposed to during Q3 in 2004. The net profit for the quarter was $0.02 million, or a profit of $0.00 per share, compared to a net loss of ($0.36) million, or loss of ($0.05) per share, for the fourth quarter of 2004.

     Shareholders' equity on December 31st, 2005 was $6.81 million, compared to $1.90 million on December 31, 2004. The $ 4.91 million increase is mostly due to the sale of the company's shares in Procognia as previously announced. The current assets net of current liabilities as of December 31st, 2005, were $2.34 million as compared to $2.83 million on December 31, 2004. Cash and equivalents were $0.70 million vs. $0.95 million as of December 31, 2004.

     ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT (LOSS) PER SHARE INFORMATION)

                                                               Year Ended        Three Months Ended
                                                          -------------------    -------------------
                                                          12/31/05   12/31/04    12/31/05   12/31/04
                                                          --------   --------    --------   --------
SALES                                                     $ 12,053   $ 12,130    $  2,935   $  3,485
GROSS PROFIT                                              $  4,369   $  4,205    $  1,215   $  1,072
OPERATING PROFIT (LOSS)                                   $    161   $   (555)   $    118   $   (444)
NET PROFIT (LOSS)                                         $    276   $   (359)   $     22   $   (360)
BASIC AND DILUTED PROFIT (LOSS) PER SHARE                 $   0.04   $  (0.05)   $   0.00   $  (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES AND SHARE EQUIVALENTS
OUTSTANDING (IN THOUSANDS)                                   7,703      7,667       7,703      7,649

                           CONSOLIDATED BALANCE SHEET
                              (U.S $ IN THOUSANDS)

                            DECEMBER 31, 2005  DECEMBER 31, 2004
                                   ------          ------
CASH AND CASH EQUIVALENTS          $  699          $  951
TOTAL CURRENT ASSETS               $6,848          $7,145
TOTAL CURRENT LIABILITIES          $4,500          $4,313
SHAREHOLDER'S EQUITY               $6,816          $1,902

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.


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